[GEO LETTERHEAD]
June 28, 2010
In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated June 24, 2010, The GEO Group, Inc. (the “Company”) acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THE GEO GROUP, INC.
By:	/s/ Brian R. Evans
Brian R. Evans
Senior Vice President and Chief Financial Officer